EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2019	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$117,887,078	$525,000
Quality Fund	$143,080,921	$525,000
Emerging Markets World Equity Fund	$ 92,514,041	$450,000
Foreign Value Fund	$3,574,401,261	$2,100,000
Foreign Value Small Cap Fund	$1,079,447,361	$1,250,000
International Small Cap Fund	$11,208,910	$200,000